Tarsis Resources Ltd. Enters Into Lockup Agreements with

Estrella Gold Corporation’s Directors, Officers and Large Shareholders

February 26, 2015 - Vancouver, BC  Tarsis Resources Ltd. (“Tarsis”) (TSXV-TCC) has entered into lockup agreements with Estrella Gold Corporation (“Estrella”) (TSXV-EST) officers, directors and large shareholders pursuant to which the parties agreed to refrain from selling or transferring an aggregate of 22,907,325 shares of Estrella’s common stock they own, representing 49.1% of the total issued and outstanding Estrella’s shares, until the Plan of Arrangement between Tarsis and Estrella has been completed and the new entity is formed.

The new entity, Alianza Minerals Ltd. (“Alianza”), will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. Alianza will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon and the flexibility to acquire new projects in the Americas as opportunities arise. The Plan of Arrangement will have Tarsis acquiring Estrella’s shares on a one for one basis.  Tarsis will also complete a share consolidation and financing concurrent with the Plan of Arrangement.

Jason Weber, Estrella’s CEO stated that "Estrella's board, management and a large block of shareholders have committed to support this transaction and the creation of Alianza Minerals. We are pleased that they share in our vision for Alianza and look forward to building a very successful prospect generator."

A special meeting of the shareholders of Estrella will be held on Wednesday, April 8, 2015, with closing of the transaction being scheduled for the end of April, 2015. The record date for shareholders of Estrella to be entitled to vote on the transaction is Wednesday, March 4, 2015.

On behalf of the Boards,

Marc G. Blythe, P.Eng., MBA. President and Chief Executive Officer Tarsis Resources Ltd.	Jason Weber, P.Geo. President and Chief Executive Officer Estrella Gold Corp.

For further information, contact:

Jason Weber, President and CEO of Estrella Marc Blythe, President and CEO of Tarsis Mark T. Brown, Director of Estrella and Tarsis Tel: (604) 687-3520 Fax: (888) 889-4874

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